Exhibit 12.1

POPE & TALBOT, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	Years ended December 31,					Nine Months ended September 30,
	2003	2002	2001	2000	1999	2004	2003
Available Earnings
Pretax income(loss) from continuing operations before minority interest, interest expense, and amortization of debt expense and capitalized interest	$(18,369)	$(13,648)	$(28,686)	$67,956	$35,891	$36,039	$(12,378)
Add interest portion of rent expense	1,813	1,463	1,350	1,516	1,267	1,404	1,354
Less capitalized interest	(43)	(53)	(105)	(1,205)	(423)	—	(39)

Available earnings(deficit) from continuing operations before minority interest	$(16,599)	$(12,238)	$(27,441)	$68,267	$36,735	$37,443	$(11,063)

Fixed Charges:
Interest expense incurred	$21,755	$18,107	$13,926	$12,000	$12,393	$15,593	$16,366

Amortization of debt expense	12	12	15	15	15	9	9

Rent expense	5,440	4,389	4,051	4,548	3,801	4,211	4,061
Interest portion of rent expense	1,813	1,463	1,350	1,516	1,267	1,404	1,354

Fixed charges	$23,580	$19,582	$15,291	$13,531	$13,675	$17,006	$17,729

Ratio of earnings to fixed charges	*	*	*	5.1x	2.7x	2.2x	*

* Deficiency of fixed charge coverage	$(40,179)	$(31,820)	$(42,732)				$(28,792)